AMERICAN BATTERY METALS CORPORATION

930 Tahoe Blvd., Suite 802-16

Incline Village, NV 89451

March 11, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Loan Lauren Nguyen and Kevin Dougherty

Re: American Battery METALS CORPORATION

Registration Statement on Form S-3/A

Submitted on February 25, 2021

File No. 333-252492

Dear Ms. Loan Lauren Nguyen and Mr. Kevin Dougherty:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, American Battery Metals Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:15 p.m., Eastern Standard Time, on March 15, 2020, or as soon thereafter as possible.

American Battery Metals Corporation

By: /s/ Douglas Cole

Name: Douglas Cole

Title:  Chief Executive Officer and Chairman